Exhibit 99.3

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Form of Proxy for Extraordinary General Meeting

to be held on June 27, 2017

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Autohome Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Shares”), to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China on June 27, 2017 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting. The EGM will be cancelled in the event that the shareholders of Ping An Insurance (Group) Company of China, Ltd., the Company’s parent company listed on the Hong Kong Stock Exchange, do not approve the Amended and Restated 2016 Share Incentive Plan at its general meeting on June 16, 2017.

Only the holders of record of the Shares at the close of business on June 1, 2017 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to attend and to vote at the EGM. Each Share shall be entitled to one (1) vote on all matters subject to vote at the EGM. The quorum of the EGM is at least two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one third (1/3) of the voting rights represented by the issued and outstanding Shares throughout the meeting. This Form of Proxy and the accompanying Notice of Extraordinary General Meeting are first being mailed to the shareholders of the Company on or about June 2, 2017.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China as soon as possible and in any event no later than June 25, 2017.

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Form of Proxy for Extraordinary General Meeting

to be held on June 27, 2017

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                              of                                                                                                                                                                                                                          , being the registered holder of                                                               Class A/Class B ordinary shares 1 , par value US$0.01 per share, of Autohome Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or                                          of                                                                                                                                 as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China on June 27, 2017 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	ORDINARY RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	Approve, confirm and ratify the adoption of the Amended and Restated 2016 Share Incentive Plan

Dated , 2017	Signature(s) [4]

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.